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                           March 25, 2021

       Carl D. Anderson II
       Chief Financial Officer
       Meritor, Inc.
       2135 West Maple Road
       Troy, Michigan 48084-7186

                                                        Re: Meritor, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 27, 2020
                                                            Response letter
dated March 16, 2021
                                                            File No. 001-15983

       Dear Mr. Anderson II:

              We have reviewed your March 16, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 5, 2021 letter.

       Form 10-K for the Fiscal Year Ended September 27, 2020

       Non-GAAP Financial Measures, page 33

   1. We have reviewed your response to prior comment number 1 and note that you propose to change the label of the
adjustment from    non-cash tax expense    to    use of NOLs and tax
                                                        credits.    Please
revise your non-GAAP measure to omit this adjustment. Based on the information provided in
response to our comment, this adjustment appears to result in an individually tailored
income tax measurement method. Refer to Question 100.04 of
                                                        the Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.

   2. We have reviewed your response to prior comment number 2. We note that your free cash flow conversion ratio
represents free cash flow divided by adjusted income from
                                                        continuing operations
and, as such, is calculated using a non-GAAP measure. Please
 Carl D. Anderson II
Meritor, Inc.
March 25, 2021
Page 2
         expand your disclosure to more prominently present a free cash flow conversion ratio using a denominator that is measured in accordance with GAAP. Refer to footnote 27 of
         SEC Final Rule Release Number 33-8176, Conditions for Use of Non-GAAP measures.

      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameCarl D. Anderson II                      Sincerely,
Comapany NameMeritor, Inc.
                                                           Division of
Corporation Finance
March 25, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName